UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

                     AMENDMENT NO. 1 TO
               CERTIFICATE PURSUANT TO RULE 24

                      In the Matter of

                  ENTERGY MISSISSIPPI, INC.

                      File No. 70-8719

        (Public Utility Holding Company Act of 1935)

          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 30, 1996.

          On June 17, 1997 the Company issued and sold by competitive bid, to Bear, Stearns & Co. Inc., as underwriter, $65 million in aggregate principal amount of the Company's General and Refunding Bonds, 6 7/8% Series due June 1, 2002 ("Bonds"), issued pursuant to the Eleventh Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Exhibit B-2(a) inadvertently was not included in the Rule 24 Certificate filed in matter on June 27, 1997.
Accordingly, Exhibit B-2(a) is filed pursuant to this amendment and attached hereto and incorporated by reference:

          Exhibit B-2(a)      Execution form of
                              Underwriting Agreement
                              relating to the Bonds.

          IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this amendment to be executed this 16th day of July, 1997.

                          By:   /s/William J. Regan, Jr.
                                  William J. Regan, Jr.
                               Vice President and Treasurer